THOMPSON & KNIGHT LLP
DIRECT DIAL: (214) 969-1349 EMAIL: Jessica.Hammons@tklaw.com	ATTORNEYS AND COUNSELORS 1700 PACIFIC AVENUE • SUITE 3300 DALLAS, TEXAS 75201-4693 (214) 969-1700 FAX (214) 969-1751 www.tklaw.com	AUSTIN DALLAS FORT WORTH HOUSTON NEW YORK —————–– ALGIERS LONDON MEXICO CITY MONTERREY PARIS RIO DE JANEIRO VITÓRIA

October 15, 2007

PRIVILEGED AND CONFIDENTIAL

BY EDGAR TRANSMISSION

Re:	NGP Capital Resources Company Registration Statement on Form N-2

Ladies and Gentlemen:

As counsel for, and on behalf of, NGP Capital Resources Company (the “Registrant”), we submit to you for filing under the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder, the Registrant’s Registration Statement on Form N-2 (the “Registration Statement”). Pursuant to Rule 457 of Regulation C, the filing fee due in connection with this offering is $7,675, which has been previously transmitted by wire transfer. This fee has been calculated based on the proposed maximum aggregate offering price of $250,000,000.

If any questions should arise in the course of your review of the Registration Statement, please call Joe Dannenmaier of this firm at (214) 969-1393, Wesley P. Williams of this firm at (214) 969-1324 or the undersigned at (214) 969-1349.

Sincerely,

/s/ Jessica W. Hammons

Jessica W. Hammons

Enclosures